NEW GOLD INC.
Management's Discussion and Analysis
Six Months Ended June 30, 2008
(in United States dollars, except where noted)

This Management's Discussion and Analysis should be read in conjunction with New Gold's unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 and related notes thereto which have been prepared in accordance with Canadian generally accepted accounting principles. This Management's Discussion and Analysis contains "forward-looking statements" that are subject to risk factors set out in a cautionary note contained herein. The reader is cautioned not to place undue reliance on forward- looking statements. All figures are in United States dollars, tabular amounts are in thousands, unless otherwise noted. This Management's Discussion and Analysis has been prepared as of August 13th, 2008. Additional information relating to the Company is available on SEDAR at www.sedar.com.

Due to the close of the recent merger between New Gold Inc. Metallica Resources Inc. and Peak Gold Ltd. on June 30, 2008, consolidated interim financial statements of the newly formed company for the three and six month periods ending June 30, 2008 are presented on the basis that Peak Gold is the acquirer for accounting purposes. Consequently, the consolidated income and cash flow statements include results of only Amapari and Peak Mines for the period of January 1 to June 30, 2008 and the consolidated balance sheet at June 30, 2008 reflects the balances of the merged entity.

SECOND QUARTER HIGHLIGHTS

  Gold production of 42,052 ounces

  Gold sales of 40,540 ounces

  Total cash costs were $742 per ounce (net of by-product sales) (1)

  Net Losses were $(4.8) million

  On June 30, 2008, the business combination between Peak Gold Ltd., Metallica Resources Inc and New Gold Inc. closed. The combined company New Gold Inc. owns three operating gold mines in Australia, Brazil, and Mexico and development projects in Canada and Chile.

(1) The Company has included a non-GAAP performance measure, total cash cost per gold ounce, throughout this document. The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as a substitute for measures of performance prepared in accordance with GAAP.

New Gold Inc. Management Discussion and Analysis	1

Background

The Company is a gold producer engaged in gold mining and related activities including acquisition, exploration, extraction, processing and reclamation. The Company's assets are comprised of the Amapari mine in Brazil, the Cerro San Pedro mine in Mexico, and the Peak mine in Australia. Significant development projects include the New Afton copper-gold project in Canada and a 30% interest in a copper-gold project in Chile.

With a clear direction in place, New Gold Inc.'s strategy focuses on three main pillars; delivery on operational targets (production, cost, safety and social responsibility); internal growth through the construction and development of the New Afton copper-gold project and the review of the Amapari processing alternatives; and external growth through the acquisitions of operations. New Gold is working towards maximizing shareholder value through diversified production, maintaining a reduced risk profile and enhancing growth potential. The board of directors, management and the employees of New Gold Inc. are committed to achieving this in a socially responsible and sustainable manner.

Corporate Developments

Business Combination

On June 30, 2008 New Gold Inc. ("NGI"), Metallica Resources Inc. ("Metallica") and Peak Gold Ltd. ("Peak Gold" or the "Company") completed a business combination and asset acquisition (the "Transaction") to form New Gold Inc. ("New Gold"). In accordance with the provisions of the Canadian Institute of Chartered Accountants ("CICA") Handbook Section 1581, Business Combinations, Peak Gold has been identified as the acquirer for accounting purposes. As such, this management discussion and analysis is a continuation of the operations of Peak Gold, with the comparative information being that of Peak Gold. References to NGI are to the pre-transaction corporate entity whereas references to New Gold refers to the post-transaction consolidated entity.

Under terms of the Transaction, shareholders of Peak Gold received 0.1 shares of New Gold common shares and nominal cash consideration for each one common share of Peak Gold. The Transaction has been accounted for as a purchase of assets and assumption of liabilities of NGI by Peak Gold. Shareholders of Metallica received 0.9 shares of New Gold common shares and nominal cash consideration for each one common share of Metallica. For accounting purposes the acquisition of Metallica has been accounted for as a purchase transaction. Refer to Note 5 of the Company's unaudited interim consolidated financial statements for the three and six months ended June 30, 2008 for further information on the Transaction.

The Transaction provides the Company with an improved production profile through the diversification of producing assets, increased reserves and resources and broadens growth potential with an inventory of developments and exploration stage assets.

New Gold Inc. Management Discussion and Analysis	2

Selected Financial Information

(US dollars in thousands, except per share amounts and per ounce amounts)

	Three Months Ended					Four
						Months	Three Months Ended
						ended
	June 30,	Mar 31,	Dec 31,	Sep 30,	June 30,	Mar 31,	Nov 30,	Aug 31,
	2008	2008	2007 (4)	2007	2007 (1)	2007 (3)	2006	2006

Revenues	$39,497	$56,221	$46,979	$44,663	$39,442	$nil	$nil	$nil

Gold produced (ounces)	42,052	43,300	53,430	53,900	42,500	nil	nil	nil

Gold Sales (ounces)	40,540	51,700	52,351	55,000	48,000	nil	nil	nil

Average Realized Price (US$/ ounce)	$898	$933	$793	$697	$662	$nil	$nil	$nil

Depreciation and depletion	$(7,657)	$(6,404)	$(3,766)	$(13,258)	$(9,481)	$nil	$nil	$nil

Corporate administration	$3,196	$4,027	$5,122	$2,814	$5,290	$67	$247	$66

Earnings (loss) from operations	$(5,895)	$13,479	$13,090	$2,612	$(1,525)	$(67)	$(247)	$(66)

Interest and other income	$1,355	$1,967	$1,198	$1,250	$1,651	$14	$nil	$nil

Net earnings (loss)	$(4,751)	$9,790	$14,789	$1,180	$(1,289)	$(54)	$10,188	$nil

Earnings (loss) per share	$(0.05)	$0.01	$0.02	$nil	$nil	$nil	$0.09	$0.10

Cash flow from (to) operating activities	$(2,987)	$18,394	$12,944	$7,823	$5,856	$(3)	$(63)	$nil

Total Cash costs (per gold ounce) (2)	$742	$427	$398	$303	$343	$nil	$nil	$nil

Cash and Cash Equivalents	$319,179	$197,636	$149,924	$77,111	$77,388	$643	$328	$449

Short term investments	$nil	$nil	$32,440	$nil	$nil	$1,110	$nil	$nil

Investments	$91,193	$nil	$nil	$nil	$nil	$nil	$nil	$nil

Total Assets	$2,166,962	$590,691	$572,398	$456,912	$ nil	$nil	$342	$463

(1)

Includes operating results of Amapari and Peak Mines from April 3, 2007 and April 27, 2007 respectively, to June 30, 2007.

(2)

The calculation of total cash costs per ounce of gold for Peak Mines is net of by-product copper sales revenue.

(3)

The Company changed its fiscal year end from November 30 to December 31, commencing with the thirteen month period ending December 31, 2007. As a result, the quarter ended March 31, 2007 is a four month period.

(4)

In the fourth quarter, the company finalized the purchased price allocation of the assets and liabilities acquired in the acquisition of Amapari and Peak Mines. The result of the fourth quarter includes adjustments made upon completion of the allocation of the purchase consideration of Amapari and Peak Mines.

New Gold Inc. Management Discussion and Analysis	3

Overview of the second quarter 2008 financial results

Net loss for the second quarter of 2008 was $(4.8) million, which includes $0.6 million related to stock-based compensation expense (a non-cash charge). This was a $(3.5) million increase in net loss compared to the second quarter of 2007. Combinations of lower gold sales and lower than anticipated grades were contributing factors to the increased loss for the second quarter of 2008. Total cash costs were $742 per ounce for the second quarter of 2008, which were negatively impacted by the appreciation of the Australian and Brazilian currencies against the U.S. dollar, lower gold sales and a lower production as compared to previous quarters.

New Gold Inc. Management Discussion and Analysis	4

Operation Review

Amapari, Brazil
(US dollars in thousands, except ounce and per ounce amounts)

	Three Months Ended
	June 30,	March 31,	December 31,	September 30,	June 30,
Operating Data	2008	2008	2007	2007	2007

Tonnes of ore mined	605,000	626,000	846,200	754,200	621,900

Tonnes of waste removed	1,491,000	1,199,000	2,193,600	2,272,500	1,494,600

Ratio of waste to ore	2.5	1.92	2.6	3.0	2.4

Tonnes of ore processed	388,000	384,000	529,800	519,400	461,400

Average mill head grade (grams/tonne)	1.76	2.35	3.41	2.41	2.49

Average recovery rate (%) (1)	60.0%	63%	62%	62%	68%

Gold (ounces)
– Produced (2)	20,938	18,201	24,400	22,200	22,700
– Sold	22,099	20,453	22,600	22,200	23,200

Average realized gold price (per ounce)	$895	$918	$785	$684	$ 666

Total cash costs (per ounce)	$968	$650	$583	$491	$ 539

Financial Data

Revenues	$19,775	$18,767	$17,710	$15,190	$15,470

(Loss) Earnings from operations	$(7,668)	$(327)	$ 3,751	$(1,560)	$(2,512)

(1)

Gold recovery is determined when the individual leach pads are reclaimed and production is reconciled.

(2)

Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

Amapari's gold production for the second quarter of 2008 was 20,938 ounces compared to 22,700 ounces for the same period in 2007. The lower gold production results primarily from lower tonnes processed due to unplanned maintenance on key processing and mining equipment, heavy rainfall and reduced recovery and grade of ore. During the quarter, access to higher grade materials was restricted due to unfavourable weather conditions, while mobile and key processing plant equipment availabilities adversely impacted the amount of ore processed. A comprehensive review of operations at Amapari commenced during the third quarter.

In relation to reserves at Amapari, five rigs continue to drill around the perimeter and under existing pits. A consulting company has been contracted to assemble a feasibility study on processing modifications required to convert existing resources to reserves. This work is scheduled to be completed later this year or early next. A previously contemplated modification, the wash plant, has been determined to be inappropriate and studies have shifted to alternate concepts.

New Gold Inc. Management Discussion and Analysis	5

Total cash cost per ounce for the quarter was $968 per ounce compared to $539 per ounce in the second quarter of 2007. Cash costs were negatively impacted by reduced gold ounces sold during the quarter, the continued strengthening of the Brazilian currency (real) against the US Dollar ("USD"), increased cyanide and carbon costs and increased maintenance and other operating costs.

Revenue for the quarter was $19.8 million which was $4.3 million or 28% higher than the previous year period with lower sales volume offset by a higher gold price. Losses for the current quarter were $(7.7 million) compared to $(2.5) million a year ago and are attributed to higher processing costs and reduced recovery and grade of ore. Cash flow from operations was $3.0 million with higher price off-setting lower production.

New Gold Inc. Management Discussion and Analysis	6

Peak Mines, Australia
(US dollars in thousands, except ounce and per ounce amounts)

					Two	Three
					Months	Months
	Three Months Ended				Ended	Ended

	June 30,	March 31,	December 31,	September 30,	June 30,	June 30,
Operating Data	2008	2008	2007	2007	2007(2)	2007(3)

Tonnes of ore milled	186,326	179,087	188,933	182,835	132,24	164,962

Average mill head grade
– Gold (grams/tonne)	4.18	4.96	5.55	6.21	5.29	5.31
– Copper (%)	0.46%	0.70%	0.59%	0.65%	0.78%	0.75%

Average recovery rate
– Gold (%)	84.2%	87.9%	86%	87%	88%	88%
– Copper (%)	64.9%	78.9%	70%	74%	77%	76%

Produced
– Gold (ounces)	21,114	25,099	29,030	31,703	19,800	24,600
– Copper (thousands of pounds)	1,237	2,172	1,746	1,932	1,748	2,059

Sold
– Gold (ounces)	18,441	31,247	29,751	32,800	24,800	30,800
– Copper (thousands of pounds)	855	2,551	2,469	1,908	2,776	2,776

Average realized price
– Gold (per ounce)	$902	$943	$799	$707	$672	$674
– Copper (per pound)	$4.27	$3.75	$2.99	$3.47	$3.19	$3.19

Total cash costs per gold ounce(1)	$472	$281	$258	$176	$160	$234

Financial Data

Revenues	$19,722	$37,454	$29,278	$29,467	$23,970	$28,070

Earnings from operations	$2,944	$17,144	$13,416	$6,494	$5,876	$6,319

(1)

The calculation of total cash costs per ounce of gold is net of by-product sales revenue. If the copper sales were treated as a co-product, average total cash costs at Peak Mines for the three months ended June 30, 2008, would be $548 per ounce of gold and $3.41 per pound of copper compared to $309 per ounce of gold and $2.28 per pound of copper in the previous year.

(2)

Peak Mines operations are included in New Gold's operating results for the period subsequent to April 27, 2007, the date of the acquisition.

(3)

Prior quarter information is presented for information purposes only.

Peak Mines produced 21,114 ounces of gold and 1,237,000 pounds of copper in the second quarter of 2008. Gold and copper grades were lower due to mining of lower grade stopes and dilution associated with pillar extraction. A new primary ore production source in the Hulk ore body will begin production in the third quarter supplementing ore supply. Mill throughput of 186,326 tonnes reflects expected underground tonnage and high mill availability. Sales of gold and copper were low during the quarter due to the lower production rate.

Total cash costs for the quarter were $472 per ounce sold and have been impacted by a strengthening Australian dollar and lower volumes sold.

New Gold Inc. Management Discussion and Analysis	7

Operation Review

Cerro San Pedro, Mexico
(US dollars in thousands, except ounce and per ounce amounts)

As a result of the Transaction which closed on June 30, 2008, the Company now owns and operates the Cerro San Pedro mine located in Mexico. It should be noted that because the business combination closed on June 30, the consolidated interim statements of New Gold for the period ended June 30, 2008 will not reflect the revenues and earnings presented below for the Cerro San Pedro mine.

	Three Months Ended(3)

	June 30,	March 31,
Operating Data	2008	2008

Tonnes of ore mined	2,440,293	2,276,533

Tonnes of waste removed	3,074,769	3,051,869

Ratio of waste to ore	1.26	1.34

Tonnes of ore processed	2,440,293	2,276,533

Average mill head grade (grams/tonne)	.64	.61

Average Gold recovery rate (%)	41%	41%

Average Silver recovery rate (%)	19%	15%

Gold (ounces)
– Produced (1)	20,653	18,290
– Sold	22,190	15,922

Silver (ounces)
– Produced (1)	283,749	228,623
– Sold	300,728	203,973

Average realized gold price (per ounce)	$897	$933

Total cash costs net Silver credits (per ounce)(4)	$375	$496

Financial Data

Revenues(2)	25,050	18,477

(Loss) Profit from operations(2)	10,523	7,497

(1)

Tonnes of ore processed each quarter do not necessarily correlate to ounces produced during the quarter, as there is a time delay between placing tonnes on the leach pad and pouring ounces of gold.

(2)

Revenues and (Loss) Profit from Operations are not included in the financial results of the Company since the closing date of the Transaction was June 30, 2008.

(3)

Commercial production at the Cerro San Pedro mine commenced on May 1, 2007 however; the operation was still in its ramp up stage and production results are not comparable and therefore have not been presented.

(4)

The calculation of total cash costs per ounce of gold is net of by-product sales revenue. If the silver sales were treated as a co-product, average total cash costs at Cerro San Pedro (CSP) for the three months ended June 30, 2008, would be $483 per ounce of gold and $9.22 per ounce of silver.

New Gold Inc. Management Discussion and Analysis	8

Gold production for the second quarter of 2008 increased 13% to 20,653 ounces compared to 18,290 ounces in the first quarter of 2008. Silver production for the second quarter of 2008 increased 24% to 283,749 ounces compared to 203,973 ounces in the first quarter of 2008. Production from January 1, 2008 through June 30, 2008 for gold and silver was 38,943 ounces and 512,372 ounces, respectively.

Gold and silver sales for the three months ended June 30, 2008 totaled $19.9 million and $5.2 million, respectively. The Company sold 22,190 ounces of gold and 300,728 ounces of silver at an average realized price per ounce of $896.74 and $17.13, respectively. This compared to the average London PM fix for gold of $896.29 per ounce and the average London fix for silver of $17.18 per ounce for the three months ended June 30, 2008.

Operating costs were $14.5 million and operating cash flow was $10.1 million for the three months ended June 30, 2008.

Cash costs for the second quarter of 2008 was $375 per ounce compared to $496 per ounce in the first quarter of 2008. Cash costs showed a 24% improvement in the second quarter in comparison to the first quarter reflecting the production ramp up from the heaps.

New Gold Inc. Management Discussion and Analysis	9

Project Development Review:

New Afton Copper-Gold Project

As part of the Transaction, the Company acquired the New Afton Copper-Gold Project (the "Project") which is expected to commence production towards the end of 2009.

During 2008, the Company continues its focus on the underground development of the Project and in the second quarter commenced the ramp-up of the surface construction. The underground development is continuing on five development faces including the surface portal which began development in early 2008. The Company completed 1,267 metres in the second quarter up from 824 metres of underground development during the first quarter. The Project is now averaging in excess of 110 metres per week of underground development advance.

Surface activities included the development of new roads and preparation of the construction office site in advance of the mill erection expected to commence early in the fourth quarter following site preparation and foundation completion. Site preparations for the temporary construction office were completed during the second quarter and occupancy occurred in July.

During the second quarter the Company commissioned the pit de-watering system for the original Afton pit and is now dewatering and storing the water in the previously mined Pothook pit where it will be stored and later used when milling commences.

The Company also continued its permitting processes for the remaining key permits which are focused on water use and tailings impoundment.

The engineering and procurement procedures for the mill site continued and detailed engineering has attained the 47% level.

El Morro Project

The Company has an agreement with Xstrata whereby Xstrata will finance, at the Company's election, 70% of the Company's 30% share of El Morro's project development costs at Xstrata's cost of financing plus 100 basis points. Xstrata would be repaid through 80% of the Company's share of future project cash flow. Management believes that the Company, has the ability to obtain sufficient financing, if required, in the event of a decision by Xstrata to proceed with construction.

New Gold Inc. Management Discussion and Analysis	10

Exploration Review:

As a result of the business combination that closed on June 30, 2008, the Company acquired the following exploration projects:

Rio Figueroa

In June 2008, the Company entered into an agreement with Antafagasta Minerals S.A. ("Antafagasta") which provides Antafagasta an option to earn up to a 70% interest in the Company's Rio Figueroa copper-gold exploration project in Chile. Antafagasta will make option payments to the underlying landowners totaling $2.7 million through September 2009 to earn a 30% interest in the Rio Figueroa project. Antafagasta can increase its interest in the project from 30% to 50% by making qualified exploration expenditures totaling $7.0 million through June 2012. Antafagasta can further increase its interest in the project from 50% to 70% by making a cash payment to the Company of $5.0 million and delivering a feasibility study for the project by June 2015.

Alaska Peninsula

In September 2005, the Company entered into an option agreement with Full Metal Minerals Ltd. ("FMM") to earn a 65% interest in precious and base metal exploration properties located in Southwest Alaska and the Aleutian Islands. The Company may increase its interest in individual properties to 70% by completing a pre-feasibility study, and it may further increase its interest in individual properties to 80% by completing a feasibility study.

Review of Financial Results

Three months ended June 30, 2008 compared to the three months ended June 30, 2007

The net (loss) for the three months ended June 30, 2008 were impacted by the following factors:

  Revenues increased by approximately $0.1 million in the second quarter of 2008 compared to the second quarter in 2007 despite lower gold sales. The increase is primarily as a result of higher realized gold prices which increased 36% over last year;

  Operating expenses increased by 32% compared to the same quarter in 2007 and is attributable the following: continued weakening of the US dollar compared to the Australian and Brazilian currency (14% increase in the Australian dollar and a 20% increase in the Brazilian real compared to the second quarter of 2007); and increased maintenance costs at Amapari. In addition due to the acquisition of Peak Mines closing on April 27th 2007, the second quarter of 2007 included only 2 months of operating expenses for Peak Mines.

  Depreciation and depletion, which relates to mining activities, was $7.7 million for the quarter. Depreciation and depletion was $5.3 million for Amapari and $2.3 million for Peak. This was $1.8 million lower compared to the second quarter of 2007. In December 2007 the Company finalized its valuation of the acquisition of Amapari and Peak Mines resulting in adjustments to the fair value of depletable properties and a consequent reduction to depletion expense

  Corporate administration was $2.1 million lower in the second quarter of 2008 compared to the second quarter of 2007, as a result of reduced stock-based compensation charges. Stock-based compensation was $0.6 million for second quarter of 2008 compared to $4.1 million in the second quarter of 2007

New Gold Inc. Management Discussion and Analysis	11

  Interest income decreased by $0.3 million in the quarter compared to the second quarter of 2007 primarily as a result of decreased interest rates and shorter investment maturity terms of investments compared to the same period in the prior year.

Net losses amounted to ($4.8) million for the three months ended June 30, 2008, compared to net loss of $1.3 million in the same period last year. The increased loss is attributable is mainly attributable to the increased operating costs noted above.

Six months ended June 30, 2008 compared to the six months ended June 30, 2007

It should be noted that the operating results of the Amapari and Peak Mines were included in the Company's operating results from April 3rd and April 27th, 2007 respectively. Accordingly, the operating results of the Company for the six month ended June 30, 2007 do not reflect operating results for a full six month period.

The net earnings for the six months ended June 30, 2008 were impacted by the following factors:

  Revenues increased by $56.3 million in the six months ended June 30, 2008 as compared to the same period in 2007, primarily as result of a full six months of sales for Amapari and Peak Mines compared to only three months of production sales for the same period in 2007 and higher realized gold prices, which increased 39% over last year;

  Operating expenses increased by 156% to $64.6 million (2007 - $25.3 million) primarily due to a full six months of commercial production in 2008. The six months ended June 30, 2007 includes operating results for Amapari and Peak Mines from April 3rd, 2007 and April 27, 2007, respectively to June 30, 2007.

  Depreciation and depletion increased by 48% to $14.1 million (2007 - $9.5 million) primarily due to a full six months of commercial production. In addition, the finalized purchase price allocation of assets and liabilities acquired in the acquisition of Peak Mines and Amapari were not completed until the fourth quarter of 2007. Accordingly, the six months ended June 30, 2008 included depreciation based on finalized purchase price allocations while the same 2007 period did not.

  Corporate administration increased by 35% to $7.2 million (2007- $5.4 million) as a result of increased corporate activity.

  Exploration expense increased by $1.3 million in the six months ended June 30, 2008 as compared to the same period in 2007, as a result of continued exploration work at Amapari and Peak Mines

  Interest income of which the majority was earned on funds received from private placement, increased by $1.7 million in the six months ended June 30 as compared to the same period in 2007 primarily due to the fact that private placement funds were received in April 2007 and only available for investing for a period of approximately 3 months in the second quarter of 2007 compared to a full six month period June 30. Net earnings amounted to $5.0 million for the six months ended June 30, 2008, compared to a net loss of ($1.3) million in the same period last year. Higher net earnings are primarily a result of a full six months of commercial operations and significant increases in realized gold prices ($918 per ounce compared to $662 per ounce in the same period last year). Total cash costs per ounce were $742 for the six months ended June 30, 2008 as compared to $343 in the same period in 2007. The increase significantly due to labour costs, rising cost of consumables, unplanned maintenance costs and the strengthening of the Australian dollar and Brazilian real offset by higher by-product sales.

New Gold Inc. Management Discussion and Analysis	12

Non-GAAP Measure – Total Cash Cost per Gold Ounce Calculation

The Company reports total cash costs on a sales basis. In the gold mining industry, this is a common performance measure but does not have any standardized meaning, and is a non-GAAP measure. The Company follows the recommendations of the Gold Institute standard. The Company believes that, in addition to conventional measures, prepared in accordance with GAAP, certain investors use this information to evaluate the Company's performance and ability to generate cash flow. Accordingly, it is intended to provide additional information and should not be considered in isolation or as substitute for measures of performance prepared in accordance with GAAP. The following table provides a reconciliation of total cash costs per ounce to the financial statements:

(In thousands of USD except for ounce	Three months ended	Three months	Six months	Six months
of gold and cash cost per ounce)	June 30, 2008	ended June 30, 2007	ended June 30, 2008	ended June 30, 2007
Operating Expenses per financial
statements	$33,265	$25,289	$64,632	$25,289
Treatment and refining charges
on concentrate sales	740	1,884	2,642	1,884
By-product copper sales	(3,832)	(9,145)	(13,707)	(9,145)
Non-cash adjustments	(92)	(1,557)	(990)	(1,557)
Total cash costs	30,081	16,471	52,577	16,471
Ounces of gold sold	40,540	47,997	92,240	47,997
Total cash cost per ounce of gold	$742	$343	$570	$343

New Gold Inc. Management Discussion and Analysis	13

Liquidity and Capital Resources

As of June 30, 2008, the Company held cash and cash equivalents of $319.2 million (December 31, 2007 - $149.9 million) and working capital of $325.4 million (December 31, 2007 - $214.1 million). The majority of the increase is attributed to cash and cash equivalents of $134.2 million (net of acquisition costs) acquired from the closing of the business combination transaction at the end of the quarter.

The Company has approximately $319.2 million in its treasury which is invested in highly liquid lower risk, short-term, interest-bearing investments with maturities of 90 days or less from the original date of acquisition. This does not include $91.2 million related to asset backed commercial paper ("ABCP") at June 30, 2008 discussed below.

As part of the Transaction, the Company acquired $170 million in asset backed commercial paper ("ABCP") which is rated R1-high by Dominion Bond Rating Service. In mid-August 2007, a number of non-bank sponsors of ABCP, including those with which NGI had invested, announced that they could not place ABCP due to unfavourable conditions in the Canadian capital markets. Accordingly, there is presently no active market for the ABCP held by the Company. The Company classifies its holdings in ABCP as long-term investments and has estimated the fair value on ABCP at acquisition. Based on this exercise the Company estimated that the fair value of the ABCP is approximately $91.2 million as at June 30, 2008. There can be no assurance that this estimate will be realized. Subsequent adjustments, which could be material, may be required in future reporting periods.

The Company has approximately $14.1 million in short-term borrowings of which $10 million has been paid subsequent to quarter-end.

In the opinion of management, the working capital at June 30, 2008, together with cash flows from operations, are sufficient to support the Company's normal operating and capital requirements on an ongoing basis.

During the quarter ended June 30, 2008, the Company had negative operating cash flows of $(3.0) million. Approximately $3.0 million and $(5.5) million were generated from and used in operations at the Amapari and Peak Mines, respectively. Peak Mines had a negative operating cash flow due to a delay in the receipt of payment for copper concentrate. The current value of the copper concentrate receivable at June 30, 2008 is $25.0 million and payment is expected in the fourth quarter of 2008.

During the three months ended June 30, 2008, the Company invested a total of $9.7 million in mining interests, including $2.3 million at Amapari and $7.4million at Peak.

New Gold Inc. Management Discussion and Analysis	14

Contractual Obligations:

	Payments Due by Period

		Less than 1
Contractual Obligations (in 000's USD$)	Total	year	1-3 years	4-5 years	After 5 years
Long-Term Debt	286,656				286,656
Interest Payable on Long -Term Debt	225,595	25,966	51,932	51,932	95,765
New Afton Commitments & Permits	31,660	25,524	4,663	1,473
Other	351	140	211
Total Contractual Obligations	544,262	51,630	56,806	53,405	382,421

The majority of the Company's contractual obligations consists of long-term debt and interest payable. Long-term debt obligations comprise of senior secured notes and subordinated convertible debentures. The senior secured notes were originally issued by NGI pursuant to a note indenture dated June 28, 2007, mature and become payable on June 28, 2017 and bear interest at a rate of 10% per annum. At June 30, 2008 the face value of the notes totaled $232.7 million (Cdn$237.0 million) with remaining interest payable totaling $209.4 million. Interest is payable in arrears in equal semiannual installments on January 1 and July 1 each year.

The Company has 55,000 subordinated convertible debentures that bear interest at a rate of 5% per annum and are convertible by the holders into common shares of the Company at any time up to June 28, 2014. At June 30, 2008 the aggregate principal of the subordinated convertible debentures was $54.0 million (Cdn$55.0 million) with remaining interest payable totaling $16.2 million. Interest is payable in arrears in equal semi-annual installments on January 1 and July 1 each year.

As of August 12, 2008, there were 212,290,459 common shares of the Company outstanding. The Company had 7,458,405 stock options outstanding under its share option plan. In addition, the Company had 67,898,674 common share purchase warrants outstanding.

New Gold Inc. Management Discussion and Analysis	15

Commitments

The Company has entered into a number of contractual commitments related to equipment orders to purchase long lead items or critical pieces of mining equipment necessary to commence development of the New Afton project. At June 30, 2008, these commitments totaled $26.0 million and are expected to fall due over the next 12 months.

Off-Balance Sheet Transactions

The Company has no off-balance sheet arrangements.

Risks and uncertainties

Readers of this Management Discussion and Analysis should give careful consideration to the information included or incorporated by reference in this document and the Company's interim consolidated financial statements and related notes. Significant risk factors for the Company are metal prices, currency fluctuations, government regulations, foreign operations, environmental, ability to obtain additional financing, risks relating to recent acquisitions, and dependence on management.

Metals Prices

Gold, silver and copper prices have a direct impact on the Company's profitability. Metal prices are affected by a variety of factors including interest rates, exchange rates, international economic and political trends, inflation or deflation, fluctuations in the value of the US dollar and foreign currencies, global and regional supply and demand, and the political and economic conditions of major metal producing countries throughout the world. The Company does not presently have a metals hedging policy nor has it conducted any metals hedging in the past.

Currency Fluctuations

Exchange rate fluctuations may affect the costs that the Company incurs in its operations. Gold, silver and copper are sold in US dollars and the Company's costs are incurred principally in Canadian dollars, Australian dollars, Mexican Pesos and Brazilian reals. The appreciation of non-US dollar currencies against the US dollar can increase the cost of gold, silver and copper production and capital expenditure in US dollar terms.

In addition, following the acquisition of Amapari and Peak Mines the Company recorded $29.9 million of future income tax liabilities on mineral interests, which are recorded in local currencies. The future income tax liabilities are monetary items, which are revalued each period end at current exchange rates, with the gain or loss recorded in income for the period. The Company has not entered into such types of transactions during the current or comparative periods. The Company has assessed this risk and has not presently adopted an active currency hedging program given the correlation between metal prices and the currencies in which the Company operates. In 2008, favourable changes in metal prices have mitigated the adverse effect of the appreciation of the foreign currency against the US dollar.

Government Regulations

The mining, processing, development and mineral exploration activities of the Company are subject to various laws governing prospecting, development, production, taxes, labour standards and occupational health, mine safety, toxic substances, land use, water use, land claims of local people and other matters. No assurance can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company's financial position and results of operations.

New Gold Inc. Management Discussion and Analysis	16

Foreign Operations

The Company's operations are currently conducted in Brazil, Mexico, Canada, United States, Chile, and Australia, and as such the Company's operations are exposed to various levels of political, economic, and other risks and uncertainties. These risks and uncertainties vary for each country and include, but are not limited to, extreme fluctuations in currency exchange rates; high rates of inflation; labor unrest; exploration and fluctuations in currency and exchange rates; renegotiation or nullification of existing concessions, licenses, permits and contracts; illegal mining; changes in taxation policies; restrictions on foreign exchange and repatriation; and changing political conditions, currency controls and governmental regulations that favor or require the awarding of contracts to local contractors or require foreign contractors to employ citizens of, purchase supplies from, a particular jurisdiction.

Changes, if any, in mining or investment policies or shifts in political attitude in these countries could adversely affect the Company's operations or profitability. Operations may be affected in varying degrees by government regulations with respect to, but not limited to, restrictions on production, price controls, export controls, currency remittance, income taxes, expropriation of property, foreign investment, maintenance of claims, environmental legislation, land use, land claims of local people, water use and mine safety.

Failure to comply strictly with applicable laws, regulations, and local practices relating to mineral right applications and tenure, could result in loss, reduction or expropriation of entitlements.

The occurrence of these various factors and uncertainties cannot be accurately predicted and could have an adverse effect on the Company's operations or profitability.

Environmental

All phases of the Company's operations are subject to environmental regulation in the various jurisdictions in which it operates. These regulations mandate, among other things, the maintenance of air and water quality standards and land reclamation. They also set forth limitations on the generation, transportation, storage and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulation, if any, will not adversely affect the Company's operations.

Government approvals and permits are currently, and may in the future be, required in connection with the Company's operations. To the extent that such approvals are required and not obtained, the Company could be curtailed or prohibited from continuing its mining operations or from proceeding with planned exploration or development of mineral properties.

Asset Backed Commercial Paper (ABCP)

As at June 30, 2008, the non-bank ABCP market remained the subject of a restructuring process with the expressed intention of replacing the ABCP with a number of long-term floating rate notes. The restructuring plan would, if the restructuring plan is completed as currently planned, see the pooling of all of the underlying assets from all the ABCP trusts with the exception of those assets designated as ineligible for pooling ("Ineligible Assets") and those series of assets backed exclusively by traditional financial assets ("Traditional Series"). ABCP relating to the pooled assets will be replaced with four classes of notes named A1, A2, B and C in declining order of seniority. ABCP relating to Ineligible Assets and Traditional Series would be replaced with new tracking notes whose characteristics are designed to track the performance of the particular assets of the series to which they correspond.

New Gold Inc. Management Discussion and Analysis	17

On April 25, 2008, the affected parties in the ABCP restructuring voted to approve the restructuring which has been conducted under the Companies' Creditors Arrangement Act. Subject to the court sanctioning of the plan, the restructuring is currently planned to be completed in July or August 2008 at which point the Company should be able to sell all or part of the notes it will receive on the restructuring. However, numerous motions challenging several aspects of the restructuring terms, including the blanket legal releases, remain before the court and there remains the possibility that future court decisions could impact the timing and ultimate issuance of the restructured notes. As a result, the Company, following the acquisition of NGI classifies its holdings in ABCP as long-term investments.

The Company has estimated the fair value on ABCP at acquisition by using a probability weighted cash flow approach. There can be no assurance that this estimate will be realized or that it will be adequate. Subsequent adjustments, which could be material, may be required in future reporting periods.

Additional Financing

The mining, processing, development, and exploration of our projects may require additional external financing. Failure to obtain sufficient financing could result in the delay or indefinite postponement of exploration, development or production on any or all of our projects. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favorable.

Risk Relating to Recent Acquisitions

The Company recently completed a business combination transaction with Metallica Resources Inc. and Peak Gold Ltd. There can be no assurances that the benefits anticipated from these acquisitions will be realized.

The Company has been identified as the acquirer for accounting purposes for the business combination. The cost of the acquisition will be allocated to the assets acquired and liabilities assumed based on the fair value at the date of acquisition. The estimation of fair value for mining interests takes into account expected future cash flows associated with the life of mine plans. This allocation is not yet complete due to inherent complexities in the valuation process and revisions that may impact earnings prospectively in the future may be required.

Dependence on Management

The Company strongly depends on the business and technical expertise of its management team and there is little possibility that this dependence will decrease in the near term.

New Gold Inc. Management Discussion and Analysis	18

Title to the Company's Mineral Properties

The acquisition of title to mineral properties is a very detailed and time-consuming process. Title to mineral concessions may be disputed. Although the Company believes it has taken reasonable measures to ensure proper title to it's properties, there is no guarantee that title to any of such properties will not be challenged or impaired. Third parties may have valid claims underlying portions of the Company's interest, including prior unregistered liens, agreements, transfers or claims, including aboriginal land claims, and title may be affected by, among other things, undetected defects. As a result, the Company may be constrained in its ability to operate its properties or unable to enforce its rights with respect to the properties. An impairment to or defect in our title to our properties could have a material adverse effect on our business, financial condition or results of operations.

Exploration and Development

Risks related to our recent start of production at our Cerro San Pedro mine include risks associated with the operation of a mine and risks of encountering unexpected geological formations or unanticipated variations in grade.

Accounting Policies implemented effective January 1, 2008

The Company has adopted three new presentation and disclosure standards that were issued by the Canadian Institute of Chartered Accountant: Handbook Section 1535, Capital Disclosures ("Section 1535"), Handbook Section 3862, Financial Instruments – Disclosures ("Section 3862") and Handbook Section 3863, Financial Instruments – Presentation ("Section 3863")

Section 1535 requires the disclosures of both qualitative and quantitative information that enables user of financial statements to evaluate the entity's objective, policies and process for managing capital. Section 1535 Specifies that disclosures of (i) an entity's objective, policies and processes for managing capital; (ii) quantitative data about what the entity regards as capital; (iii) whether the entity has complied with any capital requirements; and (iv) if it has not complied, the consequences of such non-compliance.

Section 3862 and 3863 replace Handbook Section 3861, Financial Instruments – Disclosures and Presentation, revising and enhancing its disclosure requirements and carrying forward unchanged its presentation requirements for financial instruments. Section 3862 and 3863 place increased emphasis on disclosures about the nature and extent of risk arising from financial instruments and how the entity manages those risks.

Section 3031, Inventories, which replaces the existing Section 3030, establishes standards for the measurement and disclosure of inventories. The new standard provides more extensive guidance on the determination of cost, including allocation of overhead, requires impairment testing and expands the disclosure requirements. The adoption of Section 3031 is not expected to have a material impact on the Company's consolidated financial position and results of operations.

Accounting Policies to be implemented effective January 1, 2009

Effective January 1, 2009, the Company will adopt Section 3064, Goodwill and Intangible Assets, which replaces Section 3062, and establishes revised standards for recognition, measurement, presentation and disclosure of goodwill and intangible assets. Concurrent with the introduction of this standard, the CICA withdrew EIC 27, Revenues and Expenditures in the Pre-operating Period ("EIC 27"). As a result of the withdrawal of EIC 27, the Company will not be able to defer costs and revenues incurred prior to commercial production at new mine operations.

New Gold Inc. Management Discussion and Analysis	19

Critical Accounting Policies and Estimates

The preparation of its consolidated financial statements requires the Company to use estimates and assumptions that affect the reported amounts of assets and liabilities as well as revenues and expenses.

The Company's accounting policies are described in note 2 of the notes to its June 30, 2008 consolidated financial statements. The Company's accounting policies relating to work-in-progress inventory valuation, depreciation and depletion of mineral property, plant and equipment and site reclamation and closure accruals are critical accounting policies that are subject to estimates and assumptions regarding reserves, recoveries, future gold prices and future mining activities. All estimates used are subject to periodic review and are adjusted as appropriate. Life-of-mine plans are prepared each year, so all estimates relating to mining activities, reserves, recoveries and gold prices are reassessed annually, or more frequently as determined by management. Because of the ongoing review process, the Company has been able to update its estimates on a timely basis as developments affecting the underlying assumptions have necessitated such modifications.

Inventories

Finished goods, work-in-progress, heap leach ore and stockpile ore are valued at the lower of average production costs or net realizable value.

The Company records the cost of mining ore stacked in its leach pads and in process at one of its mines as work-in-progress inventory, and values work-in progress inventory at lower of cost ore at estimated net realizable value. These costs are charged to earnings and included in cost of sales on the basis of ounces of gold recovered. The assumptions used in the valuation of work-in-process inventories include estimates of gold contained in the ore stacked on leach pads, assumptions of the amount of gold stacked that is expected to be recovered from the leach pads, the amount of gold in these mill circuits and an assumption of the gold price expected to be realized when the gold is recovered. If these estimates or assumptions prove to be inaccurate, the Company could be required to write-down the recorded value of its work-in-process inventories, which would reduce the Company's earning and working capital.

Mineral Properties

The Company records mineral property acquisition costs and mine development costs at cost. In accordance with Canadian generally accepted accounting principles, the Company capitalizes preproduction expenditures net of revenues received, until the commencement of commercial production.

A significant portion of the Company's mineral property, plant and equipment is depreciated and amortized on a unit-of-production basis. Under the unit-of-production method, the calculation of depreciation, depletion and amortization of mineral property, plant and equipment is based on the amount of reserves expected to be recovered from each location. If these estimates of reserves price to be inaccurate, or if the Company revises its mining plan for a location, due to reductions in the price of gold or otherwise, to reduce the amount of reserves expected to be recovered, the Company could be required to write-down the recorded value of the mineral property, plant and equipment, or to increase the amount of future depreciation, depletion and amortization expense, both of which would reduce the Company's earnings and net assets.

New Gold Inc. Management Discussion and Analysis	20

In addition, generally accepted accounting principles require the Company to consider at the end of each accounting period whether or not there has been an impairment of capitalized mineral property, plant and equipment. For producing properties, this assessment is based on whether factors that may indicate a need for a write-down are present. If the Company determines there has been an impairment because its prior estimates of future cash flows have proven to be inaccurate, due to reductions in the price of gold, increases in the costs of production, reductions in the amount of reserves expected to be received or otherwise, or because the Company has determined that the deferred costs of non-producing properties may not be recovered based on current economics or permitting considerations, the Company would be required to write-down the recorded value of its mineral property, plant and equipment, which would reduce the Company's earning and net assets.

Reclamation Obligations

The Company has an obligation to reclaim its properties after the minerals have been mined from the site, and has estimated the costs necessary to comply with exiting reclamation standards. Generally accepted accounting principles require the Company to recognize the fair value of a liability for an asset retirement obligation, such as site closure and reclamation costs, in the period in which it is incurred if a reasonable estimate of fair value can be made. The Company records the estimated present value of future cash flows associated with site closure and reclamation as a liability when the liability is incurred and increases the carrying value of the related assets by the same amount. Subsequently, these asset retirement costs are amortized to expense over the life of the related assets using the unit-of-production method. At the end of each period, the liability is increased to reflect the passage of time (accretion expense) and changes in the estimated future cash flows underlying any initial fair value measurements (additional asset retirement costs). If these estimates of costs or of recoverable mineral resources prove to be inaccurate, the Company could be required to write down the recorded value of its mineral property or increase the amount of future depreciation and accretion expense, or both, all which would reduce the Company's earnings and net assets.

Future Tax Assets and Liabilities

The Company recognizes the future tax benefit related to future income tax assets and set up a valuation allowance against any portion of those assets that it believes will, more likely than not, fail to be realized. Assessing the recoverability of future income tax assets requires management to make significant estimates related to expectations of future taxable income. Estimates of future taxable income are based on forecasted cash flows from operations and the application of existing tax laws in each jurisdiction. In circumstances where the applicable tax laws and regulations are either unclear or subject to ongoing varying interpretations, it is reasonably possible that the changes in these estimates could occur that materially affect the amount of future income tax liabilities recorded at the balance sheet date.

New Gold Inc. Management Discussion and Analysis	21

Stock based compensation

CICA Handbook section 3870 Stock-based Compensation and Other Stock-Based Payments establishes standards for the recognition, measurement and disclosure of stock-based compensation and other stock-based payments made in exchange for goods and services. Compensation expense is determined using the Black-Scholes Option Pricing Model based on estimated fair values of all stock-based awards at the date of grant and is expensed to operations over each award's vesting period. The Black-Scholes Option Pricing Model utilizes subjective assumptions such as expected price volatility and expected life of the option. Changes in these input assumptions can significantly affect the fair value estimate.

Financial Instruments

The Company's financial instruments consist of cash and cash equivalents, accounts receivable, accounts payable and accrued liabilities. The Company does not use interest rate contracts or other derivative financial instruments to manage the risks associated with its operations, and therefore, in the normal course of business are inherently exposed to currency, interest rate and commodity price fluctuations.

International Financial Reporting Standards (IFRS)

The Canadian Accounting Standards Board (AcSB) recently confirmed January 1, 2011 as the date that International Financial Reporting Standards (IFRS) will replace current standards and interpretations of Canadian Generally Accepted Accounting Standards (GAAP) for publically accountable enterprises. The change from Canadian GAAP to IFRS will fundamentally change the way Canadian companies report their financial position and results from operations. It may also affect certain business functions.

Currently, the Company is in the process of developing an IFRS changeover plan. This process involves analyzing and assessing the impact of IFRS on accounting policies, information technology and data systems, internal controls over financial reporting, disclosure controls and procedures including investor relations and external communication plans, financial reporting expertise, including training requirements and business activities.

Controls and Procedures

Disclosure Controls and Procedures

Disclosure controls and procedures are designed to provide reasonable assurance that all relevant information is gathered and reported on a timely basis to senior management, so that appropriate decisions can be made regarding public disclosure. As at the end of the period covered by this management's discussion and analysis, management evaluated the effectiveness of the Company's disclosure controls and procedures as required by Canadian securities laws.

Based on that evaluation, management has concluded that the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the Company's interim filings as such term is defined under Multilateral Instrument 52-109 – Certification of Disclosure in Issuers' annual and interim filings is recorded, processed, summarized and reported within the time periods specified by those laws, and that material information is accumulated and communicated to management as appropriate to allow timely decisions regarding required disclosure.

New Gold Inc. Management Discussion and Analysis	22

Internal Controls and Procedures

The Company evaluated the design of its internal control and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the year ended December 31, 2007 for Amapari, Peak Mines and Corporate operations. Based on this evaluation, management has concluded that the design of these internal controls and procedures over financial reporting was effective.

There has been no change in the Company's design of internal controls and procedures over financial reporting that has materially affected, as is reasonably likely to materially affect, the Company's internal control over financial reporting during the period covered by this management's discussion and analysis.

The Company has not yet completed its evaluation over the design of its internal controls and procedures over financial reporting as defined under Multilateral Instrument 52-109 for the three month period ended June 30, 2008 for the Cerro San Pedro mine and New Afton copper-gold project recently acquired. However, the Company does not anticipate any significant deficiencies in the design of these controls.

Limitations on Controls and Procedures

The Company's management, including the Chief Executive Officer and Chief Financial Officer, believe that any disclosure controls and procedures or internal controls over financial reporting, no matter how well conceived and operated, can provide only reasonable, not absolute, assurance that the objectives of the control system are met. Further a design of a control system must reflect the fact that there are resource constraints and the benefits of controls must be considered relative to their costs. Because of the inherent limitations in all control systems, they cannot provide absolute assurance that all control issues and instances of fraud, if any, within the Company have been prevented and detected. These inherent limitations include the realities that judgments in decision-making can be faulty, and that breakdowns can occur because of simple error or mistake. Additionally, controls can be circumvented by the individual acts of some persons, by collusion of two or more people, or by unauthorized override control. The design of any systems controls also is based in part upon certain assumptions about the likelihood of future events, and there can be no assurance that any design will succeed in achieving its stated goals under all potential future conditions. Accordingly, because of the inherent limitations in a cost effective control system, misstatements due to error or fraud may occur and not be detected.

Contingencies

The Company is from time to time involved in various claims, legal proceedings and complaints arising in the ordinary course of business. The Company does not believe that adverse decisions in any pending or threatened proceeding related to any matter, or any amount which may be required to pay by reason thereof, will have a material effect on the financial conditions or future results of operations of the Company.

New Gold Inc. Management Discussion and Analysis	23

In 2007, the Company terminated its mining contract at the Cerro San Pedro Mine. The mining contractor maintains that it was not paid for all amounts owed under the mining contract, including early contract termination fees, and has filed an arbitration claim against the Company for $16.8 million plus value added taxes. The Company has filed a counter claim against the mining contractor for $2.5 million. Arbitration proceedings are scheduled to take place in Denver, Colorado in November 2008. Management has not yet determined the ultimate outcome of this arbitration and as of June 30, 2008 the Company has recorded an $8.4 million provision for this claim.

New Gold Inc. Management Discussion and Analysis	24

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains "forward- looking statements", within the meaning of the United States Private Securities Litigation and Reform Act of 1955 and applicable Canadian Securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future prices of gold, silver and copper, the estimation of mineral reserves and resources, the realization of mineral reserve estimates, the timing and amount of estimated future production, costs of production, capital expenditures, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, currency exchange rate fluctuations, requirements for additional capital, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims and limitations on insurance coverage. Generally, these forward- looking statements can be identified by the use of forward-looking terminology such as "plans", "expects", or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts" ,"intends" ," anticipates", or "does not anticipate", or "believes", or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will" or "will be taken", "occur" or "be achieved". Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of the Company to be materially different from those expressed or implied by such forward-looking statements, including but not limited to: anticipated synergies from the business combination may not be realized; there may be difficulties in integrating the operations and personnel of the Company, Peak Gold and Metallica; the Company is subject to significant capital requirements associated with its expanded operations and portfolio of development projects since completion of the business combination; fluctuations in the international currency markets and in the rates of exchange of the currencies of Canada, the United States, Australia, Mexico and Chile; price volatility in the spot and forward markets for commodities; impact of any hedging activities, including margin limits and margin calls; discrepancies between actual and estimated production, between actual and estimated reserves and resources and between actual and estimated metallurgical recoveries; changes in national and local government legislation in Canada, the United States, Mexico, Chile and Australia or any other country in which the Company currently or may in the future carry on business; taxation controls, regulations and political or economic developments in the countries in which the Company does or may carry on business; the speculative nature of mineral exploration and development, including the risks of obtaining necessary licenses and permits; diminishing quantities or grades of reserves; competition; loss of key employees; additional funding requirements; actual results of current exploration or reclamation activities; changes in project parameters as plans continue to be refined accidents; labour disputes; and defective title to mineral claims or property or contests over claims to mineral properties, as well as those factors discussed in the sections entitled "Risks and uncertainties" included in this document and the section entitled "Risk Factors" in the Joint Disclosure Booklet of the Company, Peak Gold and Metallica and the section entitled "Risk Factors Relating to the Operations of the Combined Company" in the Company's management information circular dated May 16, 2008, both available on SEDAR at www.sedar.com. Although the Company has attempted to identify important factors that would cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated, or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. The Company does not undertake to update any forward-looking statements contained herein, except in accordance with applicable securities laws.

New Gold Inc. Management Discussion and Analysis	25